Via Facsimile and U.S. Mail
Mail Stop 6010

December 6, 2007

Dr. James H. Kelly
Chief Executive and Chief Financial Officer
Stem Cell Innovations, Inc.
1812 Front Street
Scotch Plains, NJ 07076

Re: Stem Cell Innovations, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 000-10379

Dear Dr. Kelly:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief